About Us

The AFL-CIO Housing Investment Trust (HIT) is an internally managed fixed- income mutual fund focused on high credit quality securities, primarily multifamily mortgage-backed securities (MBS).

The HIT has a more than 30-year track record of providing competitive risk- adjusted returns relative to its benchmark, the Bloomberg Barclays US Aggregate Bond Index (Barclays Aggregate). This is its primary investment objective.

As a leader in impact investing, the HIT also seeks to generate measurable social impacts.

These impacts flow from HIT’s direct sourcing of, and focus on, high credit quality construction-related multifamily MBS, which are also the foundation of its competitive performance.

The HIT strives to:

•  Create union construction jobs – union labor is required for all on-site construction work

•  Create and preserve housing, particularly affordable and workforce housing

Achieving these collateral goals aid in the generation of broader economic and fiscal benefits (i.e. the benefits of construction work ripple throughout the community).

The HIT's investment philosophy reflects the values of working people. The American labor movement established HIT's predecessor fund in 1965 with the goal – described by the founding President of the AFL-CIO George Meany – of providing unions a “higher interest return with maximum degree of safety" through investments to "meet America's tremendous unmet housing needs and to replace deteriorating housing units.”

Guided by these principles, the HIT has devoted itself to achieving this union vision. It has demonstrated that it is possible to achieve competitive fixed-income returns and a high degree of investment security for working people, while improving the nation’s housing stock, fostering community development, and creating good union jobs.

Economic Impact Data: Job and economic benefits in this document are estimates calculated by Pinnacle Economics and the HIT using an IMPLAN input-output model based on project data from the HIT and its subsidiary Building America. In 2017 dollars, as of December 31, 2018.